P.O. Box 4569 | Atlanta, GA 30302-4569 | 404.584.9470 | www.aglresources.com

Exhibit F

March 22, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

AGL Resources Inc. et al., Application/Declaration on Form U-1 (File No. 70-[file no.])

Ladies and Gentlemen:

This opinion has been prepared in connection with the above referenced Application (the “Application”) by AGL Resources Inc. (“AGL Resources”), AGL Services Company (“AGLSC”) and SouthStar Energy Services LLC (“SouthStar”) (collectively, “Applicants”) under the Public Utility Holding Company Act of 1935, as amended (the “Act”), seeking  authorization and approval for a services agreement between AGLSC and SouthStar under which AGLSC would provide certain administrative, management and support services to and on behalf of SouthStar.  As counsel for AGL Resources, I deliver this opinion to you for filing as Exhibit F to the Application.  The transactions proposed by AGL Resources, AGLSC and SouthStar are described in detail in the Application.  Any terms used in this opinion have the same meanings assigned to them in the Application.

Applicants request the Commission grant an exception from the cost standard under Section 13(b) of the Act and Rules 90 and 91 thereunder for the services agreement.  Applicants also request a general exemption from the requirements of Section 13(b) and the cost standards of Rules 90 and 91 for AGL Resources’ non-utility subsidiaries to perform services for and sell goods to any associate non-utility subsidiary at market based prices if such associate is a non-utility subsidiary that is a Rule 58 Company or any other non-utility subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not an affiliated public utility, or (b) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public utility company operating within the United States.  In addition, Applicants request authorization for the indemnification provisions of the services agreement under Section 12(b).

I am authorized to practice law in the state of Georgia, the place of incorporation of AGL Resources.  I am not a member of the bar of any other state, including states in which certain of AGL Resources’ subsidiaries are organized and doing business, and I do not hold myself out as an expert in the laws of such states.  For purposes of this opinion, to the extent necessary, I have relied on advice from counsel employed or retained by AGL Resources or SouthStar, including (a) the firm LeBoeuf, Lamb, Greene & MacRae, L.L.P. with respect to matters under the Act and (b) the firm Rogers & Hardin, outside legal counsel to SouthStar, on matters of Delaware law and in particular, on matters expressed in opinions 2 and 3 as each relates to SouthStar.

In connection with this opinion, I, or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions expressed in this letter.  In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

The opinions expressed below are subject to the conditions that the Commission will duly enter an appropriate order permitting the Application to become effective under the Act and the rules and regulations thereunder.  This opinion speaks solely as of the date hereof, and is based solely on facts, laws and regulations in existence on the date hereof.  I have assumed that no act or event, including but not limited to, changes in laws or regulations and changes in, or new, facts that shall have occurred subsequent to the date hereof which would necessitate a change in the opinions expressed below.

Based up on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

1.

All state laws applicable to AGL Resources and its associate companies in respect to the proposed transactions will be complied with at the time AGL Resources, SouthStar or AGLSC undertake the transactions proposed in the Application;

2.

AGL Resources, AGLSC and SouthStar are all entities validly organized, duly existing and in good standing under the laws of the state where each such company is organized;

3.

The services agreement will be a valid and binding obligation of AGLSC and SouthStar in accordance with its terms; and

4.

The consummation of the transactions proposed in the Application will not violate the legal rights of the holders of any securities issued by AGL Resources or its subsidiaries.

This opinion is solely for your use in connection with your processing of the above-referenced Application and may not be relied upon by you for any other purpose and may not be relied upon by others for any purpose.  I hereby consent to the use of this opinion in connection with the above-referenced application.

Very truly yours,

/s/ Paul R. Shlanta

Paul R. Shlanta

Senior Vice President and General Counsel